Exhibit 99.2
The Stock Option Exchange Program has not yet commenced. Intel will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.
In connection with the proposal to be voted on by Intel’s stockholders to approve the Stock Option Exchange Program, Intel has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Intel stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Stock Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Stock Option Exchange Program.
Intel stockholders and option holders will be able to obtain the written materials described above and other documents filed by Intel with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.
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Steve Sanders:	Hello everyone, and welcome to the [Silicon] forum and webcast with Intel’s President and CEO Paul Otellini. I’m Steve Sanders with employee communications, and we’re here in the [FC12] auditorium at Intel Santa Clara headquarters. Many thanks to all of you in the room and all of you on webcast for joining us today.

Now in just a moment, we’re going to be giving our full attention to Paul, who will be making a special announcement about Intel’s employee stock programs. After his announcement, Paul will be taking your questions both on the announcement itself, as well as other topics currently on your minds. And we’ll take questions both in the room and on the webcast.

And if you’re in the room and have a question, just go ahead and step up at the microphone so the folks on the webcast can hear you. We have mikes in each of the aisles. And if you’re on the webcast, go ahead and use the online Q&A tool on your viewing screen. So

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with that, let’s go ahead and get started. And now here’s Paul Otellini.

Paul Otellini:	Thank you Steve. Good morning. Today’s announcements will be I hope short and sweet, okay? But let me start with the obligatory. I’m not going to read this. There are some things I will talk about this morning that have consequences relative to the SCC and required a filing in our proxy this morning. That’s one of the reasons—some of you may have read online some of the elements of what I’m talking about because it came out in the proxy statement that was public at 5AM this morning.

What I’m going to say today will involve some decisions on your behalf, on your part as employees relative to your options. And what I would like to ask you to do is make sure you read in detail what decisions are being asked of you. And the best place to do that will be in the proxy material and in all the material that’s available from HR. You need to be informed as employees as you make these choices. And that’s all I’m going to say about the legal side of this one.

Current environment. Yup, we’re continuing to focus on efficiency during this downturn. You’ve seen some of the actions announced since the last webcast that had to do with closures or downsizing of some of our older facilities. We essentially have gone through and talked to all the affected employees about those now. I’m sad that

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we had to do that, but it’s necessary to consolidate our manufacturing.

Volume is down as you’ve seen quite substantially right now. And volume on older technologies and older factory needs is certainly down. And as we move to more advanced technologies—we’re moving to 32 nanometers later this year, etcetera—we just felt a need to be able to optimize our factory network. So the efficiency gene has not gone away, and we’ll continue to focus on that particularly during I think very, very turbulent economic times.

One the other hand, we are I think sustaining all of our investments, not just in technology but in the growth businesses. We’re not backing off. Our R&D this year is going to be well north of 5 billion dollars. And you saw the announcement of 7 billion dollars being invested into 32 nanometer factory network for the deployment over the next 18 months. So we’re staying the course, and in fact I would say we’re actually pushing the gas pedal down a little bit to try and get new technologies out over faster.

You’ve seen all that stuff. Today I want to talk about investing in you—not just in technologies but in you as employees—and what we have in mind. We’re announcing three things today. We’re announcing a one time investment stock grant. I’ll cover these each in detail. We’re covering a one time interesting stock grant. Think of that as a supplemental grant, an investment in you.

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Secondly, we are increasing for baseline of the RSU levels of all the non-exempt employees—we’re essentially doubling those. I’ll talk more about that. And we are offering a stock option exchange problem subject to shareholder approval. And I’ll talk about that. Essentially exchanging underwater options for re-priced options. So three pieces of I hope good news here.

Why are we doing all this? I think it’s important that you understand that I believe in particular that we have a very, very bright future ahead of us. Traditionally as a company, we’ve done better in recessions than people around us. If you look at the tea leaves—and we’ve just finished our [slurp] presentation—I still think that’s true. I think we’ll come out of this one stronger than when we went in, and we’ll come out of it stronger relative to others in the semiconductor industry.

If you look at even last year—a year where we had a good three quarters and a disappointing Q4—when the final numbers for 2008 came in for all the semiconductor industry, we’re still number one. We’re number one almost by a factor of two versus the next company, which is Samsung.

And our revenues just kind of shrunk a little bit last year. Everybody else shrunk a lot. And you can really see us differentiating ourselves from the pack. And I think ‘09 you’ll continue to see that trend where Intel—even in a poor market—tends to outperform its peer companies in semiconductors.

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But what I want to talk about today is investing in you. At the end of the day, we can’t develop these new technologies, these new products, new marketing programs, new branding programs without all the work that you put in every day. And I think it’s as essential to our competitiveness as our R&D spend, as our factory deployment.

I believe very strongly that a broad based stock option program is a very important component of our overall compensation plan, but it’s also key to the culture of the company. I think it’s important that all of us are invested in the company as owners, as shareholders, as stockholders of the company. And Intel, as you know, is one of the last companies around to still have a top to bottom stock program.

We’ve modified it over the years, put less exposure to the pricing issues of options into the non-exempt compensation plans and given you RSUs principally. But we’re still doing that, and we’ll increase that today as I’ll talk about. But it’s important at the end of the day that you are as invested in the company as our external shareholders are, and that you can benefit in the success as the company grows.

Investment stock grants—that’s the first part. We’re making a special one time award. This is meritocracy based, so one of the questions I got when we said earlier this year that we were not going to do focal raises and promotions was that, “Well, why are we going through this whole focal process?” And I said I thought it

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was important that all of us got feedback on our performance and that all of us saw how we were in terms of rank versus our peers in terms of meritocracy.

And one of the ways that we can pay off that now is to ensure that the stock grants that we’re giving both focal and these incremental grants are based on those same ranking and ratings in terms of meritocracy. So it’s a meritocratic based grant. Everyone in a certain grade is not going to get the same. The best performers are going to get more than people down in the rank groups.

These grants are in addition to the focal ’09 grants. It will be the same share level and mix of RSUs versus non-quals as you get in your normal focal grants. So think of it as a doubling of the annual focal grant, right? And it will work the same way as the focal grants. Your manager will deliver them to your when you get your focals, and they will be part of the pay letter you get when you get your focal.

In the past we’ve done this—I can’t remember the last time we did it. ’02 I think was probably the last time. It was called a supplemental grant then. It was before we had RSUs, but it’s the same kind of construct. We felt it was important to be able to double up at a time when the stock is still relatively low so that you could have a good baseline as things improve over the years. So that’s number one.

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Number two, we’re bringing all of the non-exempt RSUs up to more meaningful levels here in terms of increasing the focal grants. This is about double—not always double in every case, but about double the RSU grants that you were getting on focal grants. And this is a permanent change.

We’ve increased these new levels, and this new level will be the baseline on which the investment grant is set. So your focal grant goes up, and the investment grant that matches that is at the new level as well for the non-exempt employees that are getting RSUs.

And then last, we’ve been looking at a number of ways to take advantage if I can say it that way of the fact that the stock price is very low and that option prices are very high. Anything that we do in this area in terms of re-pricing or exchanges would require a shareholder vote. So we’re not doing re-pricing. That would never pass a shareholder vote, and I don’t think is right for the culture of the company.

What we’re going to ask the shareholders to approve is an exchange program. This will be voluntary for you as employees. I won’t give you any advice on whether you should opt in or opt out, but I would hope that you’ll find it self explanatory. What we’re asking the shareholders to do is allow us to exchange your underwater options for new options that will be priced at the date of the grant and that will be four year vesting and seven year life. So just like the old options that you’re exchanging were.

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This from a shareholder standpoint is a neutral thing. Since we will exchange the options at the Black-Scholes value, the shareholders we think will be neutral in this—mathematically we’re neutral—and we think they’ll be very supportive. One of the things we did is we worked with ISS. ISS is Institutional Shareholder Services. They’re the people that recommend votes yea or nay on various proxy matters in the corporate world.

And these people are very influential. In particular, they’re influential for the large institutional shareholders that hold so many of Intel’s shares. And in general, these institutional shares vote very often yes or no based on ISS recommendations. So we spent a lot of time putting together a program that passed all of the ticks that are required to get ISS to say, “Yes, we’re going to support this.”

There’s no guarantee, but we feel very strongly that ISS will support it. If ISS supports it when the proxy vote comes, there’s a very good likelihood in my opinion—no guarantees again—that the shareholders will say yes and vote it. And once they do that, that kicks into place a plan for us to be able to do the exchange.

At this point in time, given the rules on ISS exchange, you can’t exchange for options that are below the 52 week high on the stock. So when you look at the 52 week high on the stock and the number of options and how they’re priced in the various layers of option

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grants we have outstanding, the best time to do that we believe would be sort of the end of October, early November timeframe.

That’s the point in time when the 52 week performance on the stock that we’ve had clears a hurdle that meets the ISS test, but also puts enough shares into the pot to make it very interesting for the employees. We’ll put the story behind this on to circuit and the various documents that you get to see how the math works behind that.

As I said, this is variable. We will retain the option inside the company as management to be able to pull this in obviously if the share price starts jumping up dramatically. The worst thing we could do is to have a quick jump on the share price—very large jump—and negate the opportunity to do this.

On the other hand, a quick jump on the share price would take a lot of the shares that are coming into the pot in the fourth quarter out. So we have a delicate balancing act to go through to watch what’s the right time to do this. I think the odds are—given just the way the market is performing nowadays—that it will be in the October November timeframe—just all things being equal.

This will be voluntary. You have a choice to do this, and we’ll explain the details behind that once we get shareholder approval. There’s no need to go through all of the details on that until we get a yes vote. Once we do that in May—the shareholder meeting is I

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think May 15th or 18th. Once we get that, then I think that that’s the right time to talk to you about how the program works.

Okay, so exchange, value for value, shareholder neutrality. In theory, you should have the opportunity to exchange underwater options for new options at the price in October November, whenever we set it. And it’ll be fewer shares since its value for value. So your $65 options are not going to generate as many shares are your whatever the heck price is going to be in November options. But at least they’re priced at the market versus a large number.

So let me stop there and take questions in here and on the Web, and then wrap it up after that. Those are all my announcement today, by the way, so nothing else coming. [Patty].

Female Voice:	Paul, I know that you’re sometimes humble with public praise, so I apologize in advance if this embarrasses you. But there are not many people who understand as well as I do some of the challenges of a CEO behind the scenes, and I just want to publically say thank you for putting employees first.

Male Voice:	Hi Paul. I’m [Josh Hunt]. I’m the [unintelligible]. At business school, we were often educated that to a company, the ultimate goal of a company is to maximize shareholder value. And I’m just interested in today’s announcement whether this announcement reflects your new vision that companies should not emphasize too

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much about the maximization of the shareholder values. Thank you.

Interviewer:	Well, first of all, there’s some interesting literature out now on maximizing shareholder value for the short term. And the guy who started this whole trend—as you may know—was Jack Welsh. And Jack has now said, “No, no, no. I was misinterpreted.” And he said, “What I really was looking at wasn’t short term value but long term value.”

And I think Intel is the quintessential example of trying to balance short term and long term needs in terms of building a company. We seldom take actions to optimize one way or another for the short term. We always tend to be a very long term centric company and long term value associated with that. So that hasn’t changed. And my attitude towards that hasn’t changed a bit.

As I said, in terms of shareholder value, this exchange program is neutral. So I expect the shareholders to say yes because it will not cost them any more. It will in theory reduce the dilution of the stock because you’re trading in lots of shares that would likely never be exercised for some that might. But the theoretical dilution is reduced.

And then second of all, there is a significant incentive built in to the employee based compensation now, not just from the exchange shares but also from the supplemental options. I believe that people

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tend to work as they’re rewarded and work as they’re motivated. So this is a very strong vote on the motivation of the employee base, which I believe long term will benefit the shareholders.

Male Voice:	Hey Paul. Thanks for the programs. I have a quick question. Some of us have options that are expiring or hitting that ten year limit, and they’re expiring between May and July.

Paul Otellini:	Yeah, me too.

Male Voice:	Nice to know we’re in the same boat. So pending the shareholders’ approval, does that mean that those options will still be available for me to exchange?

Paul Otellini:	No, when they expire they expire. Sorry. We couldn’t do anything about that. And part of that is the ones that are expiring—some of those don’t necessarily meet the 52 week high problem. So we looked at what’s the right time to do this versus the preponderance of options that are out there, and there’s really no way to do it. Some people have options expiring today or tomorrow in terms of some of this stuff.

And so this was really the best program we could construct for the most amount of people that fit into the guidelines of what we thought ISS would do. By the way—I didn’t mention this—the top five in the company are not allowed to play in this program. So

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myself and the next four cannot play in this. This is for employees, not for senior management.

Male Voice:	On a slightly different note, Paul. Two years ago, you announced that we were sponsoring the Formula One and all of that.

Paul Otellini:	I didn’t announce that. I inherited that puppy. I feel like Obama, don’t I?

Male Voice:	If we’re looking to save money, that’s millions of dollars—

Paul Otellini:	The team in Europe has done a marvelous job modifying that. It’s a contract first of all, so there are things you can do and things you can’t do. But the team in Europe has done a marvelous job reducing our costs in that program and spreading them out over a much longer period of time. And BMW has been very good about doing that. So it wasn’t left untouched. And obviously that was one of the things we thought about, “Let’s just stop that.” But a contract’s a contract, so we have to negotiate within the framework of what we’ve agreed to.

Male Voice:	Okay. And I guess my question was if we can’t get out of it, can we at least insist they get a driver who doesn’t crash every time?

Paul Otellini:	They did really well last year. They’re off to a poor start. How about a Web question or two?

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Male Voice:	Paul, are Intel executives receiving a different investment stock grant from those of the typical Intel employee?

Paul Otellini:	Yeah. So what I said was that for employees, the investment stock grant was equal to your focal grant. For MCM it’s not. It’s about half, and it’s spread out over a longer period of time. It’s spread out over a couple of years, and it’s all options as opposed to options and RSUs. So it’s not as good as you’re getting and it’s not as soon as you’re getting. Next.

Male Voice:	Will this investment stock grant add expense to our financial sometimes? If so, how can Intel afford to offer the investment stock grant in this cost cutting environment?

Paul Otellini:	Yes, it does—just like any grant, we expense options at the Black-Scholes value. At today’s price, this is about a 400 million dollar plus expense for the investment grant. That’s spread over four years though, so in the grand scheme of option grants and so forth, it’s not that large of a deal when you consider how much we give out every year anyway.

And I think that since it’s not a cash cost, it doesn’t really hit us short term in terms of the ability to fund new investments. And we’ve built it into all of our models and it makes sense for us to do this financially. Okay, any other questions in here or on the Web? I told you this would be short and sweet.

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Male Voice:	I’ve got another on the Web. Is there anything managers or employees need to do now to get ready for the stock option exchange program?

Paul Otellini:	Employees, no. It’ll be explained to you as you go through the focal process. We’ll have materials out on the exchange program once we I hope win the vote. For managers, I think that there’s an obligation for you to get up to speed on the specifics of the program. I assume we’ll have a training program through HR on focal so that you can explain to your employees—not just when you give reviews but also subsequent to May 15th or 18th—as to how this works. I think it’s important.

One thing you will not get though—you will not get Intel management giving you advice on which way to vote in terms of your own options. It would be improper. In terms of any of you that own stock and that want to vote in the proxy, I would strongly encourage you to vote. Employees own a lot of stock collectively. I’m not going to tell you how to vote, but I’d like you to vote and vote your conscience and do the right thing.

Male Voice:	Hi Paul. I’m a new employee, so it’s a question unrelated to stock grants. So the AMD announcement splitting the company and the Intel statement that Intel does not like that structure and objects to the cross licensing aspect of it—how does it play out in your view? And second question is the same for Invidia. Invidia has announced intent to go [X86]. How are we reacting to that?

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Paul Otellini:	Well, on Invidia we’re not going to react to anything until there’s a real product. They have a cross license from us. It has certain exclusions in it. It has a certain period in terms of when it runs, when it’s valid. When and if they have a real product, we’ll have a discussion of whether it violates it or not. That’s a TBD situation.

With AMD, we’ve analyzed the structure that they have quite extensively. They published all the documents associated with the contract with the [Mubadala] guys. So it was very clear in terms of the way the structure was being put together and the way the ownership was really financially versus the voting stock, and what events happened and triggered certain changes in the ownership of the company.

As we looked at that, we feel very strongly that what they did is they violated certain terms of the cross license that we have between us and AMD. We talked to them privately about that. We were unable to revolve our differences. The cross license we have with AMD requires we go to arbitration and that we give notice of arbitration as the first step. Subsequent steps would be to go to trial somewhere on a lawsuit if we can’t settle through arbitration.

And the notification by Intel to AMD of the intent to arbitrate was a material event for AMD, so they had to disclose it. And that’s why everything kind of came out publically. It was not a material event

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for us. We wouldn’t have disclosed it otherwise. So we only disclosed it in response to their disclosure. Okay?

How do I what? I can’t give you that. How do I see it playing out? Through the courts. But needless to say, we wouldn’t have done this if we didn’t think we had a really strong position. Why pick a fight if you can’t win? Anything else?

Male Voice:	A separate business question. What do you think of rumors for IBM acquiring Sun? Good for us? Did Cisco entry spur IBM?

Paul Otellini:	Oh, I don’t know if the Cisco entry spurred IBM. I think cheap Sun price—a low price spurred a lot of interest. I can tell you that Sun was shopped around the valley and around the world in the last few months. A lot of companies got calls or visits on buying some or all the assets of the company. It looks like IBM is in the hunt now. And at a hundred and some odd percent premium, I suspect they’ll get it.

I don’t think it had anything to do with Cisco. I think IBM is trying to consolidate architectures. IBM has the strongest Java license in the industry. By picking up Sun—which is the creator of Java—they really consolidate their position not just in Linux, but also in Java.

I think the stuff on Solaris and SPARC is likely to see EOLs over time through the IBM acquisition. But no strategic reason for IBM to maintain that except to attempt to convert the very large Sun

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SPARC Solaris base to power. I think that would be their most likely strategy as part of this.

Is it good or bad for us? I don’t know. I’d rather have Sun be independent I guess. You had a question.

Male Voice:	You said based on the 52 week high analysis, you decided that Q4 would be the best time. Is that some indication as to how our performance over the year is going to go? Is the stock price a reflection of the performance?

Paul Otellini:	No. You open up the papers. It’s up 300, down 200, up 300, down 200. So I’m assuming that things are kind of in flux until the economy generally recovers, and the stock market tends to lead the GDP and lead unemployment inflexions. But I just look at where we would have to get to to make us want to do the exchange before that timeframe given the number of shares that become available in that window, and it’s unlikely.

You know, you’d have to cross a certain number on the stock price. We’ve modeled this thing out. If it crossed a certain number on the stock price or approach it, to pull the trigger early. And I just don’t see that pragmatically happening. On the other hand, if it does by some strange coincidence, I’d like to get as many people under the wire as possible. So we’ll watch this.

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Okay, we don’t have to hang around. I’d prefer you go back to work and make these options worth something. So thank very much.
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